Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting (the “Meeting”) of the shareholders (the “Golden Queen Shareholders”) of Golden Queen Mining Consolidated Ltd. (the “Company” or “Golden Queen”) will be held at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 on March 24, 2020 at 10:00 a.m. (Vancouver Time) for the following purposes:

1.	to consider, pursuant to an interim order (the “Interim Order”) of the Supreme Court of British Columbia (the “Court”) dated February 20, 2020, and, if deemed advisable, pass, with or without variation, a special resolution (the “Arrangement Resolution”), authorizing and approving an arrangement (the “Arrangement”) pursuant to section 288 of the Business Corporations Act (British Columbia), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”); and

2.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Circular accompanying and forming part of this Notice. The full text of the Arrangement Resolution is set forth in Appendix “A” to the accompanying Circular.

The Board has fixed February 18, 2020, as the record date for determining Golden Queen Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement thereof. Only Golden Queen Shareholders of record at the close of business on that date will be entitled to notice of and to vote at the Meeting.

All registered Golden Queen Shareholders are invited to attend the Meeting in person, but even if you expect to be present at the Meeting, you are requested to mark, sign, date and return the enclosed form of proxy (“Proxy”) as promptly as possible as directed on the form to ensure your representation. Beneficial shareholders must complete the enclosed voting information form (“VIF”) and return it as directed on the VIF to ensure your representation. All Proxies must be received by our transfer agent not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting in order to be counted. All VIFs must be returned as directed and within the time specified on the VIF in order to be counted. Registered Golden Queen Shareholders attending the Meeting may vote in person even if they have previously voted by Proxy.

Registered Golden Queen Shareholders have the right to dissent with respect to the Arrangement Resolution, as more particularly described in the accompanying Circular. Those registered Golden Queen Shareholders who validly exercise dissent rights will be entitled to be paid fair value of their shares. In order to validly exercise dissent rights, registered shareholders must strictly comply with the dissent procedures as set out in Division 2 of Part 8 of the Business Corporations Act (British Columbia). See “The Arrangement - Dissent Rights” in the attached Circular.

Dated at Vancouver, British Columbia, this 20th day of February, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

By:	/s/ Paul M. Blythe
Paul M. Blythe, Director

Important Notice Regarding the Availability of Meeting Materials for

the Company’s Special Meeting of Shareholders to be held on March 24, 2020.

The Company’s Circular is available online at www.goldenqueen.com